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                                    EXHIBIT 1


                                GULL LABS EXPECTS
                              SECOND QUARTER LOSS;
                          ANNOUNCES MERGER DISCUSSIONS
                                AND REFOCUSED R&D


CONTACT: Pamela Fry
         Gull Laboratories, Inc.
         (801) 263-3524

Salt Lake City, Utah - Gull Laboratories, Inc. (AMEX: GUL), a Salt Lake City-based medical products manufacturer, announced today that it expects to record a substantial loss for the quarter ended June 30, 1998. The Company stated that the loss is primarily attributable to revenue shortfalls in the United States and Europe, decreased product prices in Europe, and approximately $500,000 of severance payments and non-cash expenses incurred in connection with the resignation of two executive officers.

         The Company also announced that Gull and Fresenius AG, its majority stockholder, are currently conducting negotiations with a potential merger partner for a cash merger of Gull at $3.00 per share. The merger price may be subject to adjustment, depending on the results of the potential partner's ongoing due diligence investigation. No definitive merger agreement has been executed and there can be no assurance that any transaction will be consummated or what the ultimate price of any such transaction might be.

         Dr. Silke Humberg, PhD., President and CEO of Gull, also announced that due to lengthier-than expected clinical trials, the U.S. launch of the Company's HSV type-specific assays would be delayed until at least the first quarter of 1999. She stated that the Company's DNA-based GeneSTAR(R) technology requires additional development and evaluation, and will not contribute significantly to revenues in 1998. She stated that as part of the restructuring of operations initiated by the Executive Committee, the Company has determined to focus its research and development activities on products such as the HSV assays and GeneSTAR(R) over


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the next two years, and that this would have an effect on R&D activities for other products.

         Gull Laboratories, Inc. develops, manufactures and markets high-quality diagnostic test kits for the detection of infectious diseases and autoimmune disorders. Gull also offers a line of instrumentation for laboratory automation and products for bloodgrouping and HLA tissue typing for transplantation. The Company markets these products for use in hospital clinical laboratories and private laboratories worldwide, and markets reagents and test kits for Research Use Only to research scientists.

         Gull Laboratories is a majority-owned subsidiary of Fresenius AG, an international operating company based in Bad Homburg, Germany, which develops, manufactures, and distributes pharmaceutical and medical systems products.

         Any statements released by Gull Laboratories that are forward looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward looking statements involve risks and uncertainties which may affect the Company's business and prospects, including economic, competitive, governmental, technological and other factors discussed in the Company's filings with the Securities and Exchange Commission.